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                                                                    Exhibit 2
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Unaudited Unconsolidated Financial Results (Provisional) for Silverline
Technologies Limited for the quarter ended September 30, 2001 in Indian Rupees.

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SILVERLINE TECHNOLOGIES LTD.
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Regd Office : 1405 Maker Chamber V, Nariman Point, Mumbai 400 021                                   (Rs. In Crores)
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Unaudited financial results (Provisional) for the quarter ended September 30, 2001
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                                                               Quarter ended              Half Year ended       Year ended
                                                         -----------------------------------------------------------------------
                                                         30.9.2001      30.9.2000   30.9.2001       30.9.2000   31.03.2001
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
    1 Net Sales                                                   44.22       71.79           99.83      136.76          272.72

    2 Other Income                                                 5.90       21.26            8.48       22.59           36.63

    3 Total Income                                                50.12       93.05          108.31      159.35          309.35

    4 Staff cost                                                   7.21        6.86           14.66       13.11           28.29

    5 Software development expenses                               19.29       27.57           44.00       54.59          112.67

    6 Other expenditure                                            6.42        6.96           11.95       12.17           22.71

    7 Total expenditure                                           32.92       41.39           70.61       79.87          163.67

    8 Operating profits (PBDIT)                                   17.20       51.66           37.70       79.48          145.68

    9 Finance charges                                              0.47        0.38            0.49        0.61            0.96

   10 Depreciation                                                 2.85        2.43            5.78        4.84           10.25

   11 Profit before tax                                           13.88       48.85           31.43       74.03          134.47

   12 Provision for taxation                                       0.00        0.65            0.00        0.65            3.00

   13 Net Profit after tax                                        13.88       48.20           31.43       73.38          131.47

   14 Paid-up equity share capital                                85.65       73.20           85.65       73.20           85.65

   15 Reserves excluding revaluation reserves                                                                            1113.8

   16 Earnings per share (EPS) in Rs. - Basic                      1.73        7.31            3.91       11.14           18.22
                                           -Diluted                1.62        6.58            3.67       10.03           15.35

   17 Aggregate of Non-Promoter Shareholding
      No of Shares                                           68,655,293                  68,655,293
      % of shareholding                                           80.15                       80.15
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Notes:-
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   1  The above results have been approved and taken on record by the Board of Directors at their meeting held on October 31, 2001.

   2  Other income includes the following
      i) Exchange gain from operations of Rs. 4.74 Crores for the quarter (exchange gain during the corresponding quarter of the previous year Rs. 5.6 Crores) due to fluctuations in exchange rates.

      ii) Exchange gain on translation of foreign currency assets maintained abroad resulting from the ADS issue - Rs. NIL (exchange gain during the corresponding quarter of the previous year Rs. 11.32 crores)

   3 The company made additional investments of US$ 5,000,000 in the common stock of its wholly owned subsidiary Silverline Technologies Inc. U.S.A. for expansion of company's sales & marketing operations. The company was issued 5,405 additional common stock of Silverline Technologies Inc., U.S.A.

   4 In line with the amendment to the listing agreement as directed by SEBI, the company has during the quarter adopted the Accounting Standard No 22 on Accounting for Taxes on Income effective 1st April, 2001. The cumulative (net) deferred tax liability for the previous years up to 31st March, 2001 works out to Rs. 72.37 lacs which will be adjusted at the year end against the opening balance of General Reserve. The deferred tax liability for the period April to September 2001 is estimated to be Rs. 1.62 lacs. The appropriate accounting treatment for the deferred tax provision will be carried out at the year end i.e. 31st March 2002.

   5 Basic and Diluted Earnings per share (EPS) have been calculated on income after taxes.

   6 The above financial presentation in in compliance with the disclosure requirements of SEBI/Stock Exchange. The company restates and reports its financials separately to comply with US GAAP provisions



Place: Mumbai                               On behalf of the Board of Directors
Date: October 31, 2001                      for Silverline Technologies Ltd.
                                            /s/ Ravi Subramanian
                                            Chairman